LAW OFFICES OF
ERIC P. LITTMAN, P.A.
7695 S.W. I04TH STREET
OFFICES AT PINECREST
SUITE 210
MIAMI, FLORIDA 33156

MARK 0. BRYN	TELEPHONE: (305) 663-3333
OF COUNSEL	FACSIMILE: (305) 668-0003
E-MAIL: ELITTMAN@AOL.COM
July 12, 2012

SENT VIA EMAIL: collinska@sec.gov

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pay Mobile, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, filed April 10, 2012
Form 8-K filed June 12,2012
File No. 001-16851

Dear Kathy:

Please be advised that we are in receipt of your June 25, 2012 letter with respect to Pay Mobile, Inc. and specifically its Form 10-K for the Fiscal Year Ended December 31, 2011 and its Form 8-K for the period filed June 12, 2012. In response to your letter please be advised as follows:

1.
This will confirm that in all future filings, any exhibits required to be filed, will be filed. Included therewith we will file copies of the Company's Articles of Incorporation, Bylaws and all amendments thereto as well as the March 24, 2011 Share Exchange Agreement.

2.
As you noted, on June 11, 2012, the Company rescinded the Reverse Merger Agreement previously entered into on March 2011 with Pay Mobile, Inc., a Delaware corporation ("PMO"). That Rescission Agreement has been consummated and after consultation with our auditors, we intend to account for the Rescission Agreement as at June 11, 2012. We will show the results of operations of PMD as discontinued operations both for the current year and in comparative reporting. We will eliminate the PMD assets, liabilities and shareholder equity transactions that occurred from the original reverse merger to the recision date as at June 11, 2012. We expect to have the June 30,2012 10-Q reflecting this accounting treatment with exhibits filed on time.

Ms. Kathleen Collins
United States Security and Exchange Commission
July 12, 2012

The thought process to file this information under Item 1.02 and Item 2.01 of Form 8-K was that we thought it was the most expeditious way to report the rescission of that Agreement. We believe that it accurately describes it and was in the best interest of the shareholders.

3.
The disclosure is correct that we have rescinded the March 24, 2011 Share Exchange Agreement and we are attaching both the copies of the Share Exchange and the Rescission Agreement and further respond as follows:

a.
Prior management decided that given that most allof its current business was in Canada, and that it intended to expand its Canadian business, that it did not make economic sense to continue to be listed publicly in the United States. Prior management found it to be as it was too expensive and therefore decided that it would be better for PMD to merge with an Ontario company.

b.
The parties to the Rescission Agreement were the Company and all shareholders of PMD who received shares in the Company as well the new investors who received additional shares for investing money in the Company after it acquired PMD. Because those monies were "down streamed" to the PMD, the Company's subsidiary, it was believed that with the rescission, that this was the proper way to handle that situation. The new investors that invested and received shares in the Company were issued shares in PMD's subsidiary. To our knowledge, there are no material relationships between the Company or its affiliates or any of the parties to the Rescission Agreement as they are merely shareholders of PMD and additional investors. There were no adverse consequences or liabilities incurred by the Company as a result of rescinding the Agreement.

c.
The Rescission Agreement does contemplate the unwinding of the reverse merger with PMD. As stated above, all the shares issued to the PMD shareholders which were issued pursuant to the Share Exchange Agreement are being cancelled and in return, those shareholders will receive back their old shares in PMD. The net result is that none of the shareholders of PMD remain as shareholders of the Company.

d.
The 50,000,000 shares which were owned by previous management were assigned to Irma Col6n-Alonso and I am attaching copies of the Assignments. This will also confirm that we will file the Rescission Agreement as an exhibit to our next 10-Q. The reason that these shares were reissued is that with the rescission of the Share Exchange Agreement, the Company was returned to its prior status. The shares were issued in consideration of a $15,000 capital contribution to the Company.

e.	As discussed above, with the rescission, all the issued and outstanding shares of PMD were re-issued to its former shareholders.

f.	You are correct in that because the Company reverted back to its pre-acquisition status that it is reverting back to a shell.

Please clarify if you want us to clarify the disclosure in the Amended 8-K or if we can file the attachments and clarify the disclosure in the June 30, 2012 10-Q.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

~urn,

Eric P. Littman
EPLlica

cc: Pay Mobile, Inc.

ERIC P. LITTMAN. P.A.